Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2008

Chris Mao Peng
Chairman and Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
No. 859, Pan Xu Road
Suzhou, Jiangsu Province
China, 215000

Re: China Biopharmaceuticals Holdings, Inc.
**   Form 10-KSB for the Fiscal Year Ended December 31, 2005**
**   Filed April 17, 2006**
**   Form 10-QSB for the Period Ended March 31, 2006**
**   Filed May 18, 2006**
**   Form 10-QSB for the Period Ended June 30, 2006**
**   Filed August 14, 2006**
**   Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
**   Filed August 28, 2006**
**   Form 10-QSB for the Period Ended September 30, 2006**
**   Filed November 14, 2006**
**   Form 10-KSB for the Fiscal Year Ended December 31, 2006**
**   Filed April 2, 2007**
**   Form 10-QSB for the Period Ended June 30, 2007**
**   Filed August 14, 2007**
**   File Number: 000-09987**

Dear Mr. Peng:

        We have completed our review of your above Form 10-Ks and 10-Qs and have no
further comments at this time.

                                              Sincerely,

                                              Jim Atkinson
                                              Accounting Branch Chief